                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A-2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF
                             SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                                SOCHRYS.COM INC.
                                ----------------
                 (Name of Small Business Issuer in its charter)




                  Nevada                         58-2541997
       ---------------------------------         ----------
       (State or other jurisdiction              (I.R.S. Employer ID No.)
       of incorporation or organization)



              Route de Jussy 29, CH 1226 Thonex-Geneva, Switzerland
              -----------------------------------------------------
              (Address of principal executive offices)   (Zip Code)

                    Issuer's telephone number 41-22-869-2070
                                              --------------

Securities to be registered under Section 12(b) of the Act. None
                                                            ----

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered

Not applicable                                     Not Applicable
--------------                                     --------------

Securities to be registered under Section 12(g) of the Act.

                          Common Stock, $.001 par value
                                 Title of Class

                                SOCHRYS.COM INC.

                                Table of Contents

                                     PART I

                                                                            Page
                                                                            ----
ITEM 1.    Description of Business                                            2

ITEM 2.    Management's Discussion and Analysis
           of Financial Conditions and Results of Operation                  21

ITEM 3.    Description of Property                                           29

ITEM 4.    Security Ownership of Certain Beneficial
           Owners and Management                                             29

ITEM 5.    Directors and Executive Officers, Promoters
           and Control Persons                                               32

ITEM 6.    Executive Compensation                                            33

ITEM 7.    Certain Relationships and Related Transactions                    33

ITEM 8.    Description of Securities                                         34

                                     PART II

ITEM 1.    Market Price of and Dividends on the Registrant's
           Common Equity and Related Shareholder Matters                     35

ITEM 2.    Legal Proceedings                                                 36

ITEM 3.    Changes in and Disagreements with Accountants                     36

ITEM 4.    Recent Sales of Unregistered Securities                           37

ITEM 5.    Indemnification of Directors and Officers                         39

                                    PART F/S

Financial Statements                                                        F-1

                                    PART III

ITEM 1.    Index to Exhibits                                                 40

ITEM 2.    Description of Exhibits                                           40

           Signature Page                                                    41

                                     PART I

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         We caution readers that certain important factors may affect our actual results and could cause such results to differ materially from any forward-looking statements that we make in this registration statement. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. This Registration Statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration Statement and include statements regarding our intent, belief or current expectations with respect to many things. Some of these things are:

     - trends affecting our financial condition or results of operations for our limited history;

     -    our business and growth strategies;

     -    our technology;

     -    the Internet; and

     -    our financing plans.

We caution readers that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. In fact, actual results most likely will differ materially from those projected in the forward-looking statements as a result of various factors. Some factors that could adversely affect actual results and performance include:

     -    our limited operating history;

     -    our lack of sales to date;

     -    our need for additional capital funding;

     -    if our technology and products do not perform as specified;

     -    if use of the Internet does not continue to grow;

     -    if new adverse government regulations are enacted;

     -    if better technology and products are developed by others.

The information contained in the following sections of this registration statement identify important additional factors that could materially adversely affect actual results and performance:

     - "Part I. Item 1. Description of Business" especially the disclosures set out under the heading "Risk Factors"; and

     - "Part 1. Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations"


                                     Pg. 1

You should carefully consider and evaluate all of these factors. In addition, we do not undertake to update forward-looking statements after we file this registration statement with the Securities and Exchange Commission, even if new information, future events or other circumstances have made them incorrect or misleading.

ITEM 1. DESCRIPTION OF BUSINESS

SUMMARY AND CORPORATE STRUCTURE

         We are an Internet software company. We design, develop and market middleware products based on our "SOCHRYS(TM) Technology." Middleware is software than enables two or more different programs to communicate and interact. Our technology is implemented through what we call the Universal Computer. The Universal Computer is software which acts as a middleware between the end-user's host system and the operator's applications environment. Middleware products based on our technology:

     - will allow the implementation of integrated software solutions for providers of goods and services; and

     - will run on most current operating systems linked to the Internet or any other communication network.

Our technology enables businesses and consumers to enter into:

     -    electronic commerce

     -    electronic banking and

     -    electronic business

on a secure and fast basis. Our technology provides security over the Internet through a three-level Master/Agents/Client architecture. This three-level approach places one or more Agents as an insulating level between the two parties to a transaction, the Master and the Client, so that no Client can directly communicate to the Master, and the Agents can only act upon the Master's instructions.




                                     Pg. 2

         We operate through our subsidiaries. The following chart illustrates our corporate structure:



                                  [FLOW CHART]


                                SOCHRYS.COM, INC.
                                    (Nevada)


                                      100%

                               GRAPH-O-LOGIC, S.A.
                                     (Swiss)

                                 Development of
                                Graphic Designs

                  100%                                     100%

        SOCHRYS TECHNOLOGIES S.A.               SOCHRYS TECHNOLOGIES, INC.
                 (Swiss)                                (Canadian)

      Research and development and             Research and development and
          marketing in Europe.                  marketing in North America.


THE INTERNET MARKET

         The rapid growth of business over the Internet is propelled by large and small businesses alike, as they consider the Web as a media to offer their products and services. Using this distribution channel, businesses can readily access a worldwide network of customers and develop their business activity through Internet-based operations.

         Many products and services are available for purchase over the Internet, including

               -    computer hardware

               -    software

               - entertainment products such as books, videos, games, CDs and DVDs

               -    information services such as databases and online newspapers

               -    financial services such as banking and stock trading and

               -    professional services such as web design and web hosting.

While the value of electronic trade is already in the billions of dollars, electronic trade is still a fraction of the total trade for goods and services. Commerce on the Internet is still at the very

                                     Pg. 3
beginning of the growth curve. We believe that significant growth of commerce on the Internet will require that more vendors go on-line; and that consumers feel secure about using the Internet to complete financial transactions.

          We also believe that consumer confidence in the security of financial transactions is a major deterrent to more rapid growth of commerce over the Internet. Hacking, cracking, viruses, e-mail break-ins and theft of confidential information over the Internet are ongoing problems.

          As discussed below, we believe that our SOCHRYS(TM) Technology addresses these issues.

OUR SOCHRYS(TM) TECHNOLOGY

          SOCHRYS(TM) Technology is based upon the following:

     - A MIDDLEWARE positioned between an end-user platform and the operator's applications environment. It allows messages from the application to be delivered to the end-user in complete security and with speed and to be brought back, either directly or through other participants, to the application server. We call this middleware the Universal Computer.

     -    A three-level master-agents-client circular ARCHITECTURE, where:

               - The MASTER organizes and supervises the flow of data within the Universal Computer.

               - The AGENTS deliver the corporate services. Each agent is specialized to execute exclusively one service and act only upon directives received from the master.

               - The CLIENT solely interacts with the system through strict identification procedures controlled by the provider agent. The provider agent's sole function is to authenticate the client and to forward its legitimate requests to the master.

     - A VIRTUAL MESSAGING SYSTEM for managing transactions through the Universal Computer.

     - A VIRTUAL OPERATING SYSTEM OR SVOS, to coordinate resources between the end-user platform and the Universal Computer.

          To access our technology, a client must first download SOCHRYS CLIENT(TM) software to a computer. This software controls the access to the Universal Computer and its services. Once SOCHRYS CLIENT(TM) software is installed, the SOCHRYS(TM) Technology provides compatibility and interoperability between all computers also linked to the Universal Computer at that point in time. This brings all users into the same computing environment where they may share the resources of any computer or device connected to the Universal Computer.




                                     Pg. 4

          Our technology provides the following benefits:

     -    Compatibility

          The Universal Computer works with most versions of the Microsoft, Mac OS, Unix and Linux operating systems. Individual computers using our technology through the Internet, Intranet or Extranet automatically become compatible with each other, regardless of their individual operating systems because once SOCHRYS(TM) Technology is inside of a computer using the SVOS it ensures compatibility and interoperability between all computers linked to the SVOS at that point in time.

     -    Mobility

          The Universal Computer works with all main communication protocols:

               -    TCP/IP,

               -    IPX,

               -    SNA,

               -    Netbios and

               -    X25.

It uses both modes of communication: synchronous -local, remote, parallel, or asynchronous -local, remote, parallel, massively parallel. It also encapsulates the main set of standards, like DCOM/COM or CORBA and proprietary systems.

     -    Portability

          The Universal Computer uses its own executable code file standards, where all instructions are subsets of one general instruction format, to generate assembled executable files that run on the Universal Computer. This ensures that the applications will operate on the different users' platforms. We plan to implement future evolutions in the host environment technologies in our technology by upgrading the Universal Computer.

          The Universal Computer does not require any dedicated hardware. It can make use of any type of peripherals connected to it.

     -    Security

          We utilize a three-level architecture of Master - Agents - Client that prevents any data or software from being hacked, cracked or disassembled. A number of specific procedures ensure full security.




                                     Pg. 5

THE TARGET MARKET

          We plan to license our technology to large organizations that develop, market, sell or distribute software products where interaction with a distributed client base is essential. This includes businesses who are or want to be in the business to small business (B2SME) or business to consumer (B2C) environment, where we believe security and speed are paramount. Potential clients will include, among others:

     -    telecommunication firms

     -    banks

     -    large Internet service providers

     -    international distribution services

     -    government agencies

     -    international retailers and

     -    hotel chains.

          These potential clients' applications may run on Microsoft, Mac OS, Unix or Linux operating systems.

MARKETING STRATEGY

DISTRIBUTION CHANNELS

          We have begun a marketing program in North America and Western Europe to bring our products to the marketplace using three distribution channels.

          Direct Sales

          Our officers and marketing representatives will make high-level contacts within target corporations to present the competitive advantages that the use of our technology can bring to them. We will generate leads through existing contacts of our management and marketing representatives and through attendance at and participation in specialized e-commerce and communication security trade shows.

          VAR Channel

          In order to rapidly penetrate the market for our technology, we intend to set up a network of value-added resellers or VARs in selected geographic areas and industrial sectors. We will select VARs based on their ability to penetrate specific markets. VARs are independent companies, already selling into targeted markets and who recognize that their clientele could benefit from our products.




                                     Pg. 6

          Major Customers Channel

          We believe, but cannot assure, that major customers that we develop may act as VARs in their market sector. For example, portal operators could distribute and implement our product to attract merchants into their portal. This would represent revenues for us but would not require implementation by us.

          Marketing representatives will promote our products within these three channels. The representatives will respond to queries and expressions of interest from early adopters of technology in order to generate implementation sites in the earliest timeframe possible. These early customers and distributors may have an impact on the product development schedule, as interfaces with their existing systems will be developed by us for the first few clients while their staff is being trained.

          The representatives will be supported by technical literature on specific topics such as:

          -    security

          -    features and benefits

          -    integration into current systems

          -    openness of the architecture

          -    future developments and

          -    implementation procedures.

          We expect the sales cycle will be from four to eight months in duration. The territory where most potential clients will reside is expected to be in North America and in Western Europe. Some three to five representatives will be hired during the next twelve months, starting in the first quarter of 2001 . We expect that the initial focus will be on direct customers and that VARs first will be selected on a geographical basis. Marketing began in North America and Western Europe in the second quarter of 2000.

          We anticipate that the main expense factors for this marketing campaign will be for:

          -    personnel

          -    participation in trade shows

          -    travel and living expenses

          -    Web site development and maintenance and

          -    literature preparation and distribution.

          For more information, please see "Part I. Item 2. Management Discussion and Analysis; Plan of Operations."




                                     Pg. 7

OUR SOCHRYS PRODUCTS

          At this point in time, our products are not ready for commercial implementation. Our products will be specific implementations of the Universal Computer which acts as a middleware between the end-user's host system and the operator's applications environment. The Universal Computer provides an infrastructure for exchanging information and executing processes between computers and various electronic devices across the Internet or any other data communication network. It encapsulates all components of electronic transactions as software instead of as an interactive HTML document. This allows a more efficient use of communication networks on a secure and speedy basis.

          We will customize the Universal Computer to meet the needs of particular business segments. The target market segment, the number of features and the scope of the license agreements will differentiate our products and Universal Computer implementations from each other.

          We intend to sell our products to customers - corporations and organizations, that need to install an efficient, secure and fast middleware to interact with their customers and partners through the Internet.

          Typically, we will install and manage the master levels of the Universal Computer on the customers' premises. The customers may purchase additional master and agent licenses to meet their requirements over time. They will customize the end-user application to be loaded on the standard SOCHRYS Client Desktop, which is a free download from the Internet.

          UNIVERSAL COMMERCE

          We call the product aimed at the electronic commerce market "Universal Commerce." Universal Commerce will allow the easy setting up and efficient running of business-to-consumer electronic commerce portals. Participating entities such as merchants, banks, transportation companies and credit card processors will be invited to participate in a portal set up by a major participant in the industry:

          - The portal operator, the major participant, is at the heart of the operation. It controls the master software and the master stations in the system.

          - The participating entities will develop and customize a number of intelligent agents to deliver their own professional services. Agent stations can be located at the participating entity's site or at the portal operator site. They do not require special hardware except from a computer station, linked to the Internet.

          - The end-users can use any digital platform like computers, palmtops, mobile phones, television set-top boxes or game stations, linked to the Internet.


                                     Pg. 8

          UNIVERSAL BANKING

          We call the product for the e-banking market "Universal Banking." It will serve the needs of financial institutions that may either want to interact only with their customers, or to include merchants or other partners for third party payments. In any case, this product will allow fast and secure transactions between the bank, end-users and merchants for payment of invoices and services.

COMPETITION

          Virtual Operating Systems. Competitors for virtual operating systems typically have a common form of implementation, using a "layer" approach that relies on the host's normal operating system. While these virtual operating systems make applications more host-independent, they all share the difficulty and security threats of the underlying operating systems. In contrast, our SVOS is implemented directly on the host processor and memory and coexists with the host operating system but the SVOS operations are entirely separate from that of the host system.

          We know of no other supplier who has implemented this approach. However, we cannot assure that competitive products do not exist or will not be developed or that our products will be saleable in the marketplace.

          Security Features. We compete with a host of suppliers of security measures products and with internal systems developed by potential clients to prevent unauthorized access. Security measures include:

     -    Symmetrical key encryption algorithms such as DES;

     -    Private and public key encryption algorithms such as RSA and Entrust;

     - Browser level protection such as secure socket layer offered by Netscape and Microsoft;

     - System level protection such as the secure electronic transaction developed by Visa and MasterCard and offered by the credit card industry and the banking system; and

     - Network level protection such as private networks and virtual private networks.

     Our technology provides security features for transmission of data over the Internet, extranet or intranet as well as on private and public networks. Typically, our potential clients do not currently use the Internet to exchange data. They use various systems developed by them for their private purpose to circulate data on private networks. Alternatively, they circulate data on public data-only networks like the AT&T World Net.


                                     Pg. 9

     We offer a different approach to security. We install our Universal Computer on each client site. This makes the information managed by the virtual operating system or SVOS inaccessible by any other party. Once inside the SVOS, a number of the above-mentioned security measures may also be used to interface with the customers internal systems, although they do not contribute to the inherent security provided by our technology.

     We know of no other supplier who has implemented this approach on PC environments. However, we cannot assure that competitive products do not exist or will not be developed or that our products will be saleable in the marketplace.

RESEARCH AND DEVELOPMENT

          We spent the following amounts during the periods mentioned on research and development activities:

           NINE MONTHS ENDED SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
           -------------------------------                   -----------------------
              2000                1999                        1999              1998
           $1,242,263           $201,721                    $327,517          $119,135

For more information, see: "Part I. Item 2. Management Discussion and Analysis; Plan of Operations."

INTELLECTUAL PROPERTY PROTECTION

          We rely on trade secrets and confidentiality agreements. We claim copyright in specific software products and various elements of the core SOCHRYS(TM) Technology. We are registering trademarks in North America and in Europe to cover specific products described herein, as well as some graphic identification and the SOCHRYS name itself.

          We believe, but we cannot assure, that our SOCHRYS(TM) Technology and its implementation may be patentable. We are preparing a patent application covering its approach and preferred implementation. The initial patent applications will cover the U.S. and be expanded to other countries as and when we penetrate new markets. We are in the process of defining migration paths for the various products and developing schedules for that migration. This will define the requirement for additional patent, trademarks and copyright protection, which we plan to apply for as required in order to prevent unauthorized use of our technology.

          We cannot assure that we will be able to obtain or to maintain the foregoing intellectual property protection. We also cannot assure that our technology does not infringe upon the intellectual property rights of others. In the event that we are unable to obtain the foregoing protection or our technology infringes intellectual property rights of others, our business and


                                     Pg. 10
results of operations could be materially and adversely affected. For more information please see "Risk Factors; Proprietary Rights" below.

EMPLOYEES

         As of November 24, 2000, we had seventeen full-time employees including three executive officers, ten software developers and programmers, two in marketing and sales and two administrative staff. Sixteen of the employees are located in the Geneva, Switzerland office and one is located in Ottawa, Canada. In addition, we regularly engage technical consultants and independent contractors to provide specific advice or to perform certain administrative or technical functions.

RISK FACTORS

         Our business operations and our securities are subject to a number of substantial risks, including those described below. If any of the these or other risks actually occur, our business, financial condition and operating results, as well as the trading price or value of our securities could be materially adversely affected.

         OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS AND PROSPECTS DIFFICULT.

         Our limited operating history makes it difficult to evaluate our current business and prospects or to accurately predict our future revenues or results of operations. Our revenue and income potential are unproven, and our business plan is constantly evolving. Because the Internet is constantly changing and software technology is constantly improving, we may need to modify our business plan to adapt to these changes. Companies in early stages of development, particularly companies in new and rapidly evolving computer technology and Internet industry segments, are generally more vulnerable to risks, uncertainties, expenses and difficulties than more established companies.

         WE HAVE A HISTORY OF OPERATING LOSSES AND WE ANTICIPATED LOSSES AND NEGATIVE CASH FLOW FOR THE FORESEEABLE FUTURE. UNLESS WE ARE ABLE TO GENERATE PROFITS AND POSITIVE CASH FLOW WE MAY NOT BE ABLE TO CONTINUE OPERATIONS.

         We incurred an operating loss of $2,070,326 and negative cash flow from operations of $1,623,292 during the nine months ended September 30, 2000. During the nine months ended September 30, 1999 we incurred an operating loss of $81,909 and negative cash flow from operations of $2,257. We incurred an operating loss of $752,186 and negative cash flow from operations of $392,162 during the year ended December 31, 1999. During the year ended December 31, 1998 we generated operating income of $21,659 and positive cash flow from operations of $55,767. We expect operating losses and negative cash flow to continue for the foreseeable future and to increase significantly from current levels as we significantly increase expenditures for:


                                     Pg. 11

          -    sales and marketing

          -    technology

          -    infrastructure research and development and

          -    general business enhancement.

With increased on-going operating expenses, we will need to generate significant revenues to achieve profitability. Consequently, we may never achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve or sustain profitability in the future, we may be unable to continue our operations.

         Our financial statements for the year ended December 31, 1999 have been prepared on the basis of accounting principles applicable to a going concern. Our auditors' report on these financial statements includes an additional explanatory paragraph following the opinion paragraph on our ability to continue as a going concern. Note 2(a) to these financial statements describes the reasons why there is substantial doubt about our ability to continue as a going concern and our plans to address this issue. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our inability to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which our financial statements were prepared.

         WE HAVE AN IMMEDIATE NEED FOR ADDITIONAL CAPITAL TO PROCEED WITH OUR BUSINESS PLAN. IF WE ARE UNABLE TO OBTAIN SUCH CAPITAL WE MAY BE UNABLE TO PROCEED WITH OUR BUSINESS PLAN AND WE MAY BE FORCED TO LIMIT OR CURTAIL OUR OPERATIONS.

         We have an immediate need for additional working capital to maintain our current operations and to proceed with our business plan. For a discussion of our capital requirements, see the disclosure in "Part I. Item 2. Management Discussion and Analysis; Plan of Operations." We currently do not have any commitment from any third party to provide financing and may be unable to obtain financing on reasonable terms or at all. Furthermore, if we raise additional working capital through equity, our shareholders will experience dilution. If we are unable to raise additional financing when needed, we may be unable to grow or maintain our current level of business operations and, in fact, we may be forced to limit or curtail our operations.

         THE LOSS OF ANY OF OUR EXECUTIVE OFFICERS OR KEY PERSONNEL WOULD LIKELY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         Our future success depends, to a significant extent, on the continued services of our senior management, including Jean Pierre Hofman, Andre Hensler, and Paul Claverie. Our loss of any of these senior managers most likely would have an adverse effect on our business. At present, we do not have any employment agreements with these personnel nor do we have key man life insurance on them. In addition, competition for personnel throughout the industry is intense and we may be unable to retain our current key employees or attract, integrate or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel

                                     Pg. 12
or retaining and motivating our current personnel, our business could be materially adversely affected.

         THE MARKET IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST OUR CURRENT AND FUTURE COMPETITORS

         The market for our products and technology is highly competitive and subject to rapid change. We face competitive pressures from numerous actual and potential competitors. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of our current and potential competitors have substantial competitive advantages, including:

               -    longer operating histories

               - significantly greater financial, technical and marketing resources

               -    greater brand name recognition and

               -    larger existing customer bases.

         These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to develop, promote and sell their products or services. Services offered by existing and potential competitors may be perceived by users or advertisers as being superior to ours. We cannot assure that the Company will be able to compete.

         IF WE ARE UNABLE TO DEVELOP BRAND RECOGNITION, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUES AND OUR RESULTS OF OPERATIONS MAY BE MATERIALLY ADVERSELY AFFECTED.

         To attract customers we may have to develop a brand identity and increase public awareness of our technology and products. To increase brand awareness, we may advertise to the extent that we have adequate financial and other resources to do so. These activities may, however, not result in significant revenue and, even if they do, any revenue may not offset the expenses incurred in building brand recognition. Moreover, despite these efforts, we may not be able to increase public awareness of our brands, which would have a material adverse effect on our results of operations.

         IF WE ARE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE AND IMPROVE OUR PRODUCTS AND SERVICES, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

         The market for Internet solutions and software products and services is characterized by rapid change, evolving industry standards and frequent introductions of new technological developments. These new standards and developments could make our existing or future products or technology obsolete. Keeping pace with the introduction of new standards and technological developments could result in significant additional costs or prove difficult or impossible. Our failure to keep pace with these changes and to continue to enhance and improve

                                     Pg. 13
the responsiveness, functionality and features of our technology and products could harm our ability to attract and retain customers. If

     - we are not able to improve and expand our technology and products to keep them state-of-the-art or

     - current competitors or new market entrants succeed in developing and introducing new or enhanced technology and/or products superior to, or more effective than ours,

our business could be materially and adversely affected.

          WE MAY NOT BE ABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD RESULT IN THE LOSS OF OUR RIGHTS, LOSS OF BUSINESS OR INCREASED COSTS.

          Our success and ability to compete depend, to a large degree, on our current technology and, in the future, technology that we might develop or license from third parties. To protect our technology, we enter into confidentiality and/or intellectual property agreements with our employees, consultants and suppliers. We also plan to rely on patent, trademark, trade secret, and copyright law.

          Despite these precautions, it may be possible for unauthorized third parties to copy or otherwise obtain and use our products, technology or proprietary information. In addition, effective patent, trademark, trade secret, and copyright protection may be unavailable or limited in certain foreign countries. We have registered trademarks in the United States and Canada and are in the process of registering trademarks in Europe. We are also preparing patent applications. Litigation may be necessary in the future:

               -    to enforce our intellectual property rights

               -    to defend the validity of any patents that we may obtain

               -    to protect our trade secrets or

               - to determine the validity and scope of the proprietary rights of others.

Such misappropriation or litigation could result in substantial costs and diversion of resources and the potential loss of intellectual property rights, which could impair our financial and business condition. Although currently we are not engaged in any form of litigation proceedings, in the future, we may receive notice of claims of infringement of other parties' proprietary rights. Such claims may involve internally developed technology or technology and enhancements that we may license from third parties. Moreover, although we sometimes may be indemnified by third parties against claims that licensed third-party technology infringes the proprietary rights of others, indemnity may be limited, unavailable, or, where the third party lacks sufficient assets or insurance, ineffectual. Any such claims could require us to spend time and money defending against them, and, if they were decided adversely to us, could cause us:


                                     Pg. 14

     -    to pay damages

     -    to be subject to injunctions or

     - to halt distribution of our products while we re-engineer them or seek licenses to necessary technology, which necessary technology will increase our costs and might not be available on reasonable terms.

          Moreover, we could be subject to claims for indemnification resulting from infringement claims made against our customers, which could increase defense costs and potential damages. We currently do not have liability insurance to protect against the risk that our technology or future licensed third-party technology infringes the proprietary rights of others. Any of these factors could have a materially adverse effect on our financial condition and business.

          IF OUR ELECTRONIC SECURITY DEVICES ARE BREACHED, OUR BUSINESS WOULD BE MATERIALLY ADVERSELY AFFECTED.

          A key element of our technology and products is our Internet security feature. If anyone is able to circumvent our security measures, they could misappropriate proprietary information or cause interruptions or problems with hardware and software of customers using our products. Any such security breaches could significantly damage our reputation. In addition, we could be liable to our customers for the damages caused by such breaches or we could incur substantial costs as a result of defending claims for those damages. We may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by us may not prevent disruptions or security breaches. We believe that the three-level architecture of our security system totally prevents security breaches. In the event that we are incorrect or future events or developments result in a compromise or breach of the technology we use to protect a customer's personal information, our financial condition and business could be materially adversely affected.

          WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES OR CHANGES.

          There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Laws and regulations may be adopted in the future, however, that address issues such as user privacy, pricing, taxation, content, copyrights, distribution, security, and the quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting certain types of information and content over the Web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Any imposition of access fees could increase the cost of transmitting data over the Internet. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The law of the Internet,

                                     Pg. 15
however, remains largely unsettled, even in areas where there has been some legislative action. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new, or modifications to, existing laws or regulations relating to the Web could adversely affect our business. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the provision of our technology or products, our net sales and results of operations could be harmed. One or more states may seek to impose sales tax collection obligations on companies which engage in or facilitate the provision of services on the Internet. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of products and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from the provision of our products and technology. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been enacted by Congress. However, this legislation, known as the Internet Tax Freedom Act of 1998, imposes only a three-year moratorium ending on October 21, 2001 on state and local taxes on electronic commerce where such taxes are discriminatory and on Internet access unless such taxes were generally imposed and actually enforced before October 1, 1998. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce.

          OUR OPERATING RESULTS MAY PROVE UNPREDICTABLE, AND MAY FLUCTUATE SIGNIFICANTLY.

          Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results may be volatile and difficult to predict, future operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly. Factors that may cause operating results to fluctuate significantly include the following:

               - new technology or products introduced by us or by our competitors;

               - the timing and uncertainty of sales cycles and seasonal declines in sales; and

               - general economic conditions, as well as economic conditions specific to users of our products and technology.

          OUR COMMON STOCK PRICE MAY BE VOLATILE.

          The market prices of securities of Internet and technology companies are extremely volatile and sometimes reach unsustainable levels that bear no relationship to the past or present operating performance of such companies. Factors that may contribute to the volatility of the trading price of our common stock include, among others:

               -    our quarterly results of operations;

               - the variance between our actual quarterly results of operations and predictions by stock analysts;


                                     Pg. 16

               - financial predictions and recommendations by stock analysts concerning Internet companies and companies competing in our market in general, and concerning us in particular;

               - public announcements of technical innovations relating to our business, new products or technology by us or our competitors, or acquisitions or strategic alliances by us or our competitors;

               - public reports concerning our products or technology or those of our competitors; and

               - the operating and stock price performance of other companies that investors or stock analysts may deem comparable to us.

          In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and of Internet-related companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of our common stock, regardless of our results of operations.

          THERE IS A LIMITED MARKET FOR OUR COMMON STOCK. IF A SUBSTANTIAL AND SUSTAINED MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP, OUR SHAREHOLDERS' ABILITY TO SELL THEIR SHARES MAY BE MATERIALLY AND ADVERSELY AFFECTED.

          Our common stock is tradable in the over-the-counter market and is quoted on the "Pink Sheets." There is only a limited market for our common stock and there can be no assurance that this market will be maintained or broadened. If a substantial and sustained market for our common stock does not develop, our shareholders ability to sell their shares may be materially adversely affected.

          The Common Stock was quoted on the OTC Electronic Bulletin Board until December 1, 1999. On January 4, 1999, the Securities and Exchange Commission approved NASD rule amendments requiring companies to report their current financial information to the Securities and Exchange Commission as a condition to continuing to have their securities quoted on the OTC Electronic Bulletin Board. To do this, a company quoted on the OTC Electronic Bulletin Board needs to register its securities under the Securities Exchange Act of 1934, commonly referred to as the Exchange Act, within the NASD's phase-in schedule. Pursuant to the NASD's phase-in schedule, we needed to be a reporting company by no later than December 1999. We have filed this registration statement to register our common stock under the Exchange Act. We anticipate that:

               - when the Securities and Exchange Commission has no further substantive comments on our registration statement and

               - a broker-dealer is willing to list our common stock on the OTC Electronic Bulletin Board, as to which we can give no assurance,

our common stock will be quoted on the OTC Electronic Bulletin Board again.


                                     Pg. 17

         SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE STOCK PRICE TO FALL.

         As of November 27, 2000, we had outstanding 12,612,924 shares of common stock of which approximately 8,564,001 shares were "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933. These restricted shares are eligible for sale under Rule 144 at various times. No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of our common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

         WE DO NOT INTEND TO PAY DIVIDENDS IN THE NEAR FUTURE.

         Our board of directors determines whether to pay dividends on our issued and outstanding shares. The declaration of dividends will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors. Our board does not intend to declare any dividends on our shares for the foreseeable future.

         OUR COMMON STOCK MAY BE DEEMED TO BE A "PENNY STOCK." AS A RESULT, TRADING OF OUR SHARES MAY BE SUBJECT TO SPECIAL REQUIREMENTS THAT COULD IMPEDE OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES.

         Our common stock is a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission because it is selling at a price below five dollars per share. In the future, if we are unable to list our common stock on NASDAQ or a national securities exchange or the per share sale price is not at least $5.00, our common stock may continue to be deemed to be a "penny stock". Penny stocks are stocks:

     i.   with a price of less than five dollars per share;

    ii.   that are not traded on a recognized national exchange;

   iii.   whose prices are not quoted on the NASDAQ automated quotation system;
          or

    iv.   of issuers with net tangible assets less than

          - -$2,000,000 if the issuer has been in continuous operation for at least three years; or

          - -$5,000,000 if in continuous operation for less than three years, or

     v. of issuers with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in

                                     Pg. 18
penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer:

          i. to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

         ii. to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;

        iii. to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
               (ii) above; and

         iv. to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them.

          OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR SHAREHOLDERS OWN A SIGNIFICANT PERCENTAGE OF OUR VOTING STOCK. AS A RESULT, THEY EXERCISE SIGNIFICANT CONTROL OVER OUR BUSINESS AFFAIRS AND POLICY.

          As of November 27, 2000, our executive officers, directors and holders of 5% or more of our outstanding common stock together beneficially owned approximately 57.9%, a majority of the outstanding common stock if they exercised all of the warrants held by them. These shareholders are able to significantly influence all matters requiring approval by shareholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these shareholders.

          WE EXPECT TO GENERATE SOME REVENUES AND INCUR SOME OPERATING EXPENSES OUTSIDE OF THE UNITED STATES. IF APPLICABLE CURRENCY EXCHANGE RATES FLUCTUATE OUR REVENUES AND RESULTS OF OPERATIONS MAY BE MATERIALLY AND ADVERSELY AFFECTED.

          We expect that some portion of our revenues will be based on sales provided outside of the United States. In addition, we expect that a significant portion of our operating expenses will be incurred outside of the United States. As a result, our financial performance will be affected by fluctuations in the value of the U.S. dollar to foreign currency. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.


                                     Pg. 19

          OTHER RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS COULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS AND OUR RESULTS OF OPERATIONS.

          There are certain risks inherent in doing business on an international level, such as:

               - unexpected changes in regulatory requirements, export and import restrictions, export and import controls relating to encryption technology that may limit sales sometime in the future;

               -    tariffs and other trade barriers;

               -    difficulties in staffing and managing foreign operations;

               -    longer payment cycles;

               -    problems in collecting accounts receivable;

               -    political instability;

               -    fluctuations in currency exchange rates;

               -    software piracy;

               - seasonal reductions in business activity during the summer months in Europe and elsewhere; and

               -    potentially adverse tax consequences.

Any of these factors could adversely impact the success of our international operations. One or more of such factors may impair our future international operations and our overall financial condition and business prospects.

OUR CORPORATE HISTORY

          We were incorporated in Nevada on April 12, 1989 as CCC Funding Corp. to seek out one or more potential business ventures. We changed our name as follows:

          Date                               New Name
          ----                               --------
          February 3, 1992              American Gold Group Inc.
          August 26, 1992               American Group, Inc.
          December 23, 1993             Global Science Corp.
          August 9, 1999                Sochrys.com Inc.

          Our articles of incorporation were revoked by the State of Nevada effective January 1, 1996 for failure to file a list of officers and directors and pay the requisite filing fees. The State of Nevada reinstated our articles of incorporation on February 10, 1999.

          On February 24, 1999, we acquired certain mining property located in Fresno, California known as the Jack Thorn Property from Western Continental, Inc. for $27,500 worth of our common stock - 91,667 post reverse split shares.


                                     Pg. 20

          On April 6, 1999, we effected a reverse split of our issued and outstanding shares of common stock on a one-for-300 basis. All references to our shares of common stock in this registration statement retroactively give effect to this reverse split unless the text specifically indicates otherwise.

          On June 23, 1999, our former directors and the holders of a majority of our issued and outstanding shares of common stock, determined not to maintain the Jack Thorn Property and to write off the costs of acquiring the property.

          On August 3, 1999, our former directors and the holders of a majority of our issued and outstanding shares of common stock, approved the acquisition of 100% of the issued and outstanding shares of stock of Graph-O-Logic, S.A. for 8,459,000 shares of our common stock and warrants to purchase an aggregate of 2,000,000 shares over a four year period. 1,000,000 of the warrants are exercisable at $2.00 per share and the other 1,000,000 warrants are exercisable at $5.00 per share. In addition, Jean Pierre Hofman and Andre Hensler, two Executive Officers of Graph-O-Logic, S.A., were elected to our board of directors.

          We consummated the acquisition of Graph-O-Logic, S.A. on August 30, 1999 at which time all of our former executive officers and directors other than Messrs. Hofman and Hensler resigned and were replaced by a slate chosen by Graph-O-Logic, S.A.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

          In this section, we explain our consolidated financial condition and results of operations for the nine month periods ended September 30, 2000 and September 30, 1999 and for the years ended December 31, 1999 and December 31, 1998. As you read this section, you may find it helpful to refer to our Consolidated Financial Statements at the end of this registration statement.

          Until we acquired our subsidiary, Graph-O-Logic, S.A., we had no material or substantive business operations. Since then, our business has been the business of the subsidiary. Accordingly, in this section we focus solely on the historical business operations of the subsidiary and our current business plan and operations.

PLAN OF OPERATIONS

          We are a development stage enterprise. As such, our historic results of operations are unlikely to provide a meaningful understanding of the activities expected to take place during the period through December 31, 2001. Our SOCHRYS(TM) Technology based products have not reached the stage of being saleable and we have yet to make a commercial sale. Our major initiatives through December 31, 2001 are:


                                     Pg. 21

          - completing the development of our SOCHRYS(TM) Technology based products; and

          - marketing the products and developing and improving product agents to perform specialized functions common to many e-commerce sites.

          For more information, please see "Part 1. Item 1: Description of Business; Technology."

          Marketing Plans: We have started the marketing process in the second quarter of 2000, with our primary focus being potential customers located in the United States and Western Europe. The potential customers are more fully described in "Part 1. Item 1: Description of Business; The Target Market." Marketing activities are multi-faceted.

          Marketing leads are being developed by direct identification of potential customers, through trade shows and through personal contacts of management and the marketing representatives. We expect to spend $100,000 in attending and exhibiting at trade shows through December 31, 2001. We anticipate that preparations of promotional literature, including technical evaluations of the products and testimonials from users of the products, and distribution of promotional literature at the trade shows and by direct mailings to the individuals identified as the decision makers and decision influencers will cost an additional $50,000.

          Marketing representatives, who will be compensated on a salary and commission basis, will then follow up these leads, with the objective of more fully explaining the products and their benefits to the potential customer. We estimate the cost of this initiative, including travel and sales support, to be $750,000.

          Pilot projects to demonstrate the utility and benefits of the products to the customer are expected to be funded at a break-even level by the customer.

          In summary, the marketing program is expected to cost between $900,000 and $1,000,000 through December 31, 2000.

          Developing and Improving Product Agents: While we direct a considerable portion of our activities and budget to marketing, we will continue developing the core functions of the products and additional product agents and improving existing ones. For more information please see "Part I. Item 1. Description of Business; Our SOCHRYS(TM) Technology."

          We will improve and further develop our products based upon responses we get from potential customers. The cost of developing these is primarily a function of the activity currently planned and thus will be subject to a high degree of control. We estimate that the cost of this continued research and development effort will be $1,500,000 through December 31, 2001. In addition, we expect to spend $900,000 on our general and administrative expenses through December 31, 2001.

          In the past, we obtained financing from the exercise of our Series A warrants and the proceeds from loans. Until such time as we generate sufficient revenues from the licensing of

                                     Pg. 22
our software applications we will continue to be dependent on raising substantial amounts of additional capital through any one of a combination of debt offerings or equity offerings, including but not limited to:

- debt instruments, including demand notes similar to those discussed below in "Liquidity and Capital Resources";

-    private placements of common stock;

-    exercise of Series 'B' warrants at an exercise price of $3.00 per share;

-    exercise of Series 'C' warrants at an exercise price of $5.00 per share; or

-    funding from potential clientele or future industry partners.

         There can be no assurance that any such financings can be obtained. In the event that we are not able to raise sufficient funds to conduct all of the foregoing activities, we will scale back the level of activities we undertake to match the funds available. In this regard, please see "Risk Factors; Immediate need for Additional Capital" in Item 1 above.

SELECTED FINANCIAL DATA

         The selected financial data set forth below with respect to our consolidated statements of operations for each of the two fiscal years in the period ended December 31, 1999 and with respect to the consolidated balance sheets as at December 31, 1999 and 1998, are derived from our audited consolidated financial statements included at the end of this registration statement. Consolidated balance sheet data as of September 30, 2000 and September 30, 1999 and consolidated statements of operations data for the nine months ended September 30, 2000 and September 30, 1999 are derived from our unaudited interim consolidated financial statements also included at the end of this registration statement. The unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2000 and September 30, 1999 reflect all adjustments which, in our opinion, are necessary for a fair presentation of our results of operations and our financial position You should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto.

                                            NINE MONTHS ENDED SEPTEMBER 30         YEAR ENDED DECEMBER 31,
                                            ------------------------------         -----------------------
                                                2000              1999              1999              1998
                                            -----------       -----------       -----------       -----------
            OPERATIONS DATA
Revenues                                    $        --       $   169,753       $   168,371       $   310,666
Cost of consulting revenue                           --                --            84,000           148,000
                                            -----------       -----------       -----------       -----------
                                                     --           169,753            84,371           162,666
Research and development                      1,242,263           201,721           327,517           119,135
General and administrative                      728,579             9,071           429,835             3,238
Amortization                                     85,920            35,349            58,696            15,522
Other expenses                                   13,564             5,521            20,509             3,112
                                            -----------       -----------       -----------       -----------
Net income (loss)                            (2,070,326)          (81,909)      $  (752,186)      $    21,659


                                     Pg. 23

CASH FLOWS DATA
 Net cash from (used in) operations         $(1,623,292)      $    (2,257)      $  (392,162)      $    55,767
 Net cash used in investing activities         (248,253)               --          (216,276)          (67,495)
 Net cash from financing activities           1,763,000            30,000           755,250                --
 Effects of exchange rates on cash              (27,417)               --            17,760            (3,496)
                                            -----------       -----------       -----------       -----------
 Net increase (decrease) in cash               (135,962)           27,743       $   164,572       $   (15,224)

BALANCE SHEET DATA
 Cash                                       $    35,666       $    34,799       $   171,628       $     7,056
 Total current assets                            97,995            34,799           184,461            46,856
 Equipment (net)                                241,423            55,086           183,600            59,147
 Total assets                                   470,857            90,142           394,989           106,003
 Total current liabilities                    1,142,426            18,598           146,815             2,730
 Stockholders' equity (deficiency)             (671,569)           71,544           248,174           103,273


RESULTS OF OPERATIONS

          In this section, we discuss our earnings for the periods indicated and the factors affecting them that resulted in changes from one period to the other.

          To date, our principal operations have been conducted in Switzerland. Our revenues are earned in Swiss francs and our expenses are incurred in Swiss francs. Our financial statements have been conformed to US GAAP and presented in US dollars for purposes of this registration statement. The rates of exchange between the Swiss franc and US dollar set out below were used to convert the various financial statement balances from Swiss francs to US dollars. In the following tables we set forth:

     -    the rates of exchange for the US dollar, expressed in Swiss francs
          (CH), in effect at the end of each of the periods indicated;

     -    the average of the exchange rates in effect during such periods


                         NINE MONTHS ENDING SEPTEMBER 30

                                                                   2000            1999
                       Rate at end of Period                     0.5771CH        0.6665CH

                       Average Rate During Period                0.5998CH        0.6724CH


                                     Pg. 24

                            YEARS ENDING DECEMBER 31

                                                                   1999            1998
                       Rate at end of Period                      1.60CH          1.37CH

                       Average Rate During Period                 1.50CH          1.45CH


THE NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1999

          REVENUE: We generated no revenues during the nine months ended September 30, 2000. This is down from the $169,753 we generated during the nine months ended September 30, 1999. During the nine months ended September 30, 1999 we provided consulting services to a related party. For more information on the related party, please see "Part I. Item 7. Certain Relationships and Related Transactions". The services provided were not related to the development of SOCHRYS(TM) Technology based products. The decrease in revenues is a result of our shift of focus in August 1999 from providing consulting services to directing all of our attention towards the completion of the software applications for a high speed, highly secure method of transacting business on the Internet. We believe that if we are successful in our development and marketing efforts, we will generate a source of revenues in the future from sales and/or licensing of our software applications.

          RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses consist primarily of personnel costs and consulting expenses directly associated with the development of our software applications. During the nine months ended September 30, 2000, we spent $1,242,263, an increase of $1,040,542 (516%) in developing our Universal Computer Technology, and implemented it into two products: Universal Commerce and Universal Banking. In addition, we continued to develop related software applications. During the nine months ended September 30, 1999 we spent $201,721 on research and development directed towards the early stages of the core software for the Universal Computer. In August 1999 we made the strategic decision to direct all of our efforts towards the development of the software applications. We have significantly increased our research and development team. During the nine months ended September 30, 2000 we had an average of 22 people working directly on the project, compared to only 6 in the comparable period in 1999. This increase in staffing is the primary reason for the increase in research and development costs.

          GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses consist primarily of personnel costs, professional fees, communications, occupancy costs and other miscellaneous costs associated with supporting our research and development activities. During the nine months ended September 30, 2000 we spent $728,579 as compared to $9,071 during the nine months ended September 30, 1999. This increase of $719,508 (7,931%) is a reflection of

                                     Pg. 25
our increased activity as we shifted our focus from a consulting service to research and development activities.

          AMORTIZATION: Amortization expense was $85,920 during the nine months ended September 30, 2000, an increase of $50,571, approximately 143%, over the $35,349 charged to expense during the nine months ended September 30, 1999. This significant increase resulted from our acquisition of a significant quantity of computer equipment during the last 12 months.

          EFFECTS OF EXCHANGE RATES ON CASH: The reporting currency for our financial statements is the United States dollar. The functional currency for our operating subsidiaries is the Swiss franc. Accordingly, the assets and liabilities of these subsidiaries are included in the financial statements by translating them from Swiss francs to United States dollars at the exchange rates applicable at the end of reporting period. Revenues and expenses are translated from Swiss francs to United States dollars at the average monthly exchange rates during the period. The exchange rates used are disclosed above. Translation gains and losses are accumulated as a separate component of shareholders' equity. During the nine months ended September 30, 2000, we recorded translation losses of $27,417 compared to $5,532 in translation gains we recorded during the nine months ended September 30, 1999. This $32,949 difference relates predominantly to the increase in our assets and liabilities, which increased by $1,071,478 during the last 12 months, offset by a decline of approximately 11% in the value of the Swiss franc as compared to the US dollar.

NET LOSS: We incurred a loss of $2,070,326 ($0.17 per share) for the nine months ended September 30, 2000, compared to a loss of $81,909 ($0.01 per share) for the nine months ended September 30, 1999. Our revenues and future profitability and future rate of growth are substantially dependent on our ability to:

     - identify clients willing to install beta sites for our Universal Commerce and Universal Banking products;

     - operate successfully these beta sites, integrating our technology into their operations;

     - modify the software applications based on the results of the beta site results;

     -    license the software applications to a sufficient number of clients;

     - modify the successful software applications, over time, to provide enhanced benefits to existing users; and

     -    successfully develop related software applications.

THE YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

          REVENUES: We generated revenues of $168,371 during the year ended December 31, 1999, a decrease of 46% from the $311,666 generated during the year ended December 31, 1998. We had only one contract from which we derived revenues in each of these periods. The contract was with a related party. For more information on this related party, please see "Part I. Item 7. Certain Relationships and Related Transactions". Pursuant to this contract we provided various software solutions to our customer. This contract was not related to the development of

                                     Pg. 26
the SOCHRYS(TM) Technology based products. The decrease in revenues is a result of our decision to change from being a consulting service to an enterprise devoted exclusively to the development and marketing of products based on our technology.

         COST OF CONSULTING REVENUES: During the year ended December 31, 1999 we incurred costs of $84,000 to generate our consulting revenues. This is compared to $148,000 during the year ended December 31, 1998. In both 1998 and 1999 these consulting costs were paid to a related party. The cost to generate consulting revenues, as a percentage of consulting revenues rose marginally from 48% during the year ended December 31, 1998 to 50% during the year ended December 31, 1999.

         SALARIES AND RESEARCH AND DEVELOPMENT COSTS: During the year ended December 31, 1999, we spent $187,728 on salaries to employees working on research and development projects. We incurred an additional $139,789 to support research and development activities. During the year ended December 31, 1998, we did not spend any funds on salaries to employees working on research and development projects. We did spend $119,135 for research and development activities. This $208,382 increase, approximately 174%, in total research and development spending is a result of the change in focus of the business discussed above.

         GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses consist of such items as office related expenses, consulting fees and salaries that have not been allocated to research and development activities. During the year ended December 31, 1999, we incurred $429,835 of general and administrative charges, compared to $3,238 during the year ended December 31, 1998. Our general and administrative costs were low during the year ended December 31, 1998 and the first nine months of 1999 because we shared our facilities with related companies until the September 1999. During August 1999 we increased our administrative staff significantly to support our increased development and marketing activities. In addition, we recorded consulting fee expenses of $130,000, which represents the value of the Series B warrants issued to a consulting firm in August 1999.

         AMORTIZATION: Amortization expense was $58,696 during the year ended December 31, 1999. An increase of $43,174, approximately 278%, over the $15,522 charged to expense during the year ended December 31, 1998. We believe that this significant increase resulted from our acquisition of $189,348 of computer equipment during 1999.

         EFFECTS OF EXCHANGE RATES ON CASH: The reporting currency for our financial statements is the United States dollar. The functional currency for our operating subsidiaries is the Swiss franc. Accordingly, the assets and liabilities of these subsidiaries are included in the financial statements by translating them from Swiss francs to United States dollars at the exchange rates applicable at the end of reporting period. Revenues and expenses are translated from Swiss francs to United States dollars at the average monthly exchange rates during the year. Translation gains and losses are accumulated as a separate component of shareholders' equity. During the year ended December 31, 1999, we recorded translation gains of $17,760 compared to the $3,496 in translation losses we recorded during the year ended December 31, 1998. This

                                     Pg. 27

$21,256 difference relates predominantly to the increase in our assets and liabilities, which increased by $288,986 during the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

         At September 30, 2000, we had negative working capital of $1,044,431 compared to positive working capital of $37,646 at December 31, 1999. This significant decrease in working capital resulted primarily from an increase in accounts payable and accrued liabilities and the indebtedness we incurred as a result of $585,000 in debt financing. We had $35,666 of cash on hand at September 30, 2000 compared to $171,628 at December 31, 1999.

         NET CASH FLOW FROM OPERATIONS: During the nine months ended September 30, 2000, we used $1,623,292 in operations, compared to using $2,257 during the nine months ended September 30, 1999. This decrease of $1,621,035 in cash from operations during the nine months ended September 30, 2000 is primarily the result of the $2,070,326 loss incurred during the nine months ended September 30, 2000 offset by $85,920 of amortization expenses and $361,114 of cash from changes to working capital accounts. During the year ended December 31, 1999, we used $392,162 in operations, compared to generating $55,767 during the year ended December 31, 1998. This decrease of $447,929 in cash from operations during the year ended December 31, 1999 is a primarily the result of the $752,186 loss incurred during the year ended December 31, 1999 offset by $171,328 of cash from changes to working capital accounts.

         NET CASH USED IN INVESTING ACTIVITIES: During the nine months ended September 30, 2000, we invested $143,742 in computer equipment and office furniture and pledged as a cash collateral deposit on an operating lease a further $104,511. During the year ended December 31, 1999, we invested $189,348 in computer equipment and office furniture and pledged as a cash collateral deposit on an operating lease a further $26,928.

         NET CASH FROM FINANCING ACTIVITIES: During the nine months ended September 30, 2000, we raised a net of $1,763,000 by issuing 620,000 common shares pursuant to the exercise of 620,000 Series A warrants at an exercise price of $2.00 per warrant, less costs of $62,000. In addition we raised an additional $585,000 in unsecured demand notes that bear interest at 12%. Interest charges are accrued and capitalized and payable on demand. During the year ended December 31, 1999, we raised a net of $755,250 by issuing 395,000 common shares pursuant to the exercise of 395,000 Series A warrants at an exercise price of $2.00 per warrant, less costs of $34,750.

         Since graph-O-Logic S.A. commenced operations in February 1995 through July 1999 we generated revenues from consulting contracts and used the funds in excess of that required to perform the consulting services to fund the development of the software applications. Since August 1999 we have directed our efforts towards the development of our Universal Commerce and Universal Banking and other related software applications. In May 2000, we started to actively market our Universal Commerce and Universal Business products.

                                     Pg. 28

          For information concerning our capital requirements see "Plan of Operations" above.

ITEM 3. DESCRIPTION OF PROPERTIES

          We maintain two offices. Our principal executive office is located at Route de Jussy 29, CH 1226 Thonex-Geneva, Switzerland; the telephone number is 41-22-869-2070. Our United States office is located at 4651 Roswell Road, Suite B-106, Atlanta, Georgia 30342; the telephone number is (404) 256-1963.

          Our Geneva offices are leased from a non-affiliated party for a period of three years beginning November 1, 1999 through October 31, 2002. The lease covers two separate floors and 10 spaces in the parking garage. The applicable annual charges are provided separately for each space rented:

                                                              ANNUAL         APPROX.                 APPROX.
                                                              RENTAL       US DOLLAR    LEASE       US DOLLAR
               SPACE     SPACE       RENT       UTILITIES      COST        EQUIVALENT  DEPOSIT     EQUIVALENT
              (Square   (Square     (Swiss       (Swiss       (Swiss                   (Swiss
              Meters)   Footage)    Francs)      Francs)      Francs)         (USD)    Francs)
-------------------------------------------------------------------------------------------------------------
2nd Floor       230      2,476      88,008        7,200       95,208          63,472   14,380         9,587

4th Floor       352      3,789      57,504        5,160       62,664          41,776   22,000        14,667

Garage           10       Not       21,000         Not        21,000          14,000
               spaces  Applicable               Applicable
                                                                             -------                 ------
                                                                             119,248                 24,253
                                                                             =======                 ======

          Providing the terms and conditions of the lease have been met, the lease may be renewed yearly by written request six months prior to expiration. The termination of the lease may be considered with six-months' notice but subject to the regular fulfillment of the terms of the lease.

          Our Atlanta office is leased from a non-affiliated party per oral arrangement on a month by month basis. The lease provides shared access to and usage of 1,000 square feet.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth information as of November 27, 2000, with respect to

          - any person known by us to own beneficially more than 5% of our common stock;

          - common stock beneficially owned by each of our officers and directors; and

          - the amount of common stock beneficially owned by our officers and directors as a group.


                                     Pg. 29

Name & Address of                             Number of Shares                   Approximate Percent
Beneficial Owner                             Beneficially Owned                    of Common Stock
                                                                                   Outstanding (1)
----------------------------------------------------------------------------------------------------
Jean Pierre Hofman (4)(6)*                     3,400,000                                27.0%

Andre Hensler (4)(6)*                          3,500,000 (2)                            27.5%

Paul Claverie (4)(6)*                          3,500,000 (2)                            27.5%

Suzette Cousineau (5)(6)                       3,420,000 (3)                            27.1%

Antoine Veit (5)(6)                            3,500,000 (2)                            27.5%

Waycross Corp. (6)                             3,400,000                                27.0%
29 Rue des Deux Communes
1226 Thonex-Geneva
Switzerland

Valdosta Corp. (7)                             2,400,000                                19.0%
P.O. Box 30592
Cayside, 2nd Floor, Harbour Drive
Georgetown, Grand Cayman
Cayman Islands, BWI

VMX Group Ltd. (8)                               675,000                                 5.2%
27 Rue de Saint Prix
Saint Leu La Foret
95320 France

G. C. Payne Ltd. (9)                             675,000                                 5.2%
P.O. Box 811
CH-6301 Zug,  Switzerland

Insight Corporation (10)                         650,000                                 5.0%
Leugate  18
8052 Zurich,
Switzerland

All Executive Officers and Directors
As a Group  (three Persons)                    3,600,000 (6)(11)                        28.1%

----------

*        Executive Officer and Director.


                                     Pg. 30

(1) Based upon 12,612,924 shares of common stock issued and outstanding as of November 27, 2000 and includes for each person the shares issuable upon exercise of the warrants owned by them.

(2) Includes 100,000 shares of common stock issuable to each of Messrs. Hensler, Claverie and Veit upon exercise of the warrants owned by them.

(3) Includes 20,000 shares of common stock issuable upon exercise of the warrants owned by Ms. Cousineau.

(4) Our executive officer and/or director with an address at our Geneva, Switzerland office.

(5)      An employee of ours with an address at our Geneva, Switzerland office.

(6) Waycross Corporation is a corporation incorporated under the laws of the Cayman Islands. Jean Pierre Hofman, Andre Hensler, Paul Claverie, Suzette Cousineau and Antoine Veit have beneficial interests in Waycross Corporation. Accordingly, the 3,400,000 shares owned of record by Waycross Corporation have been included as beneficially owned by each of the foregoing individuals, and by all officers and directors and employees as a group.

(7) A portfolio management corporation incorporated under the laws of the Cayman Islands.

(8) A portfolio management corporation incorporated under the laws of the Cayman Islands. Includes 325,000 shares of common stock issuable upon exercise of the warrants owned by VMX Group Ltd.

(9) A portfolio management corporation incorporated under the laws of the Cayman Islands. Includes 325,000 shares of common stock issuable upon exercise of the warrants owned by G.C. Payne Ltd.

(10) A portfolio management corporation incorporated under the laws of the Cayman Islands. Includes 350,000 shares of common stock issuable upon exercise of the warrants owned by Insight Corporation.

(11) Includes 100,000 shares of common stock issuable to each of Messrs. Hensler and Claverie upon exercise of the warrants owned by them.




                                     Pg. 31

ITEM 5.           DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS

Name                                Age              Position
----                                ---              --------
Jean Pierre Hofman                  53      Chairman, President, Chief Executive
                                              Officer and Director
Andre Hensler                       56      Chief Financial Officer and Director
Paul Claverie                       59      Secretary/Treasurer and Director

         JEAN PIERRE HOFMAN has been a director since August 3, 1999; our chairman, president and chief executive officer since October 12, 1999 and chairman, president and chief executive officer of Graph-O-Logic, S.A., and its predecessors, since 1984. He overseas key management and strategic decisions and plays an important role in new product development strategy. Since 1996, he focused the research and development on creating our Universal Computer. Previously, he managed the development and marketing of software, which used multi-thread, interoperable objects interfaced in a multi-windows environment. From 1970 to 1984, Mr. Hofman developed software as a consultant for such companies as L'Oreal, Volkswagen and the Diamond Stock Exchange of Antwerp. Mr. Hofman is a professional engineer from the INSEE Institute in Belgium.

         ANDRE HENSLER has been a Director since August 3, 1999; our chief financial officer since October 12, 1999; and chief financial officer of Graph-O-Logic, S.A. since April 1995. He has experience in finance and strategic planning, developing and implementing financial and management control systems, and enhancing the reliability and timing of information for decision making. He also has had direct responsibility for mergers and acquisitions, cash management and foreign exchange operations, handling of commercial credits, capital markets and trade finance business. Since 1991, he has also been the managing director of a Swiss finance company. Earlier, he was First Vice-president of SBP Finance S.A., Vice President of Banque Paribas (Suisse) S.A. and held various positions of increasing responsibility with the Union Bank of Switzerland. He holds a bachelor's degree of commercial and business administration from Ecole Superieure de Commerce, Switzerland and a language degree from Cambridge University.

         PAUL CLAVERIE has been our secretary/treasurer and a director since October 12, 1999 and secretary/treasurer of Graph-O-Logic, S.A. since 1996. He has experience in corporate administration and finance. He is responsible for administrative management, human resources, planning, information systems and accounting operations. From 1995 to 1996, he was president of Minicom France S.A., a French software company. Previously, he held financial management positions of increasing responsibility at Tissus Lauer - Manufacture des Tapis de Cogolin S.A., where he was elected to the board and was named manager of its holding company, SEDI. Earlier, he was the chief financial officer at Cooperative Vinicole de Grimaud. Mr. Claverie holds a bachelors degree in commerce from the Ecole Superieure de Commerce et d'Administration in Marseille.

                                     Pg. 32

ITEM 6.           EXECUTIVE COMPENSATION

         The following table shows all the cash compensation paid or to be paid by us or Graph-O-Logic, S.A., as well as certain other compensation paid or accrued, during the fiscal years indicated, to the chief executive officer for such period in all capacities in which he served. No other executive officer received total annual salary and bonus in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                     Long Term Compensation
                                                                    -----------------------------------------------------
                                     Annual Compensation
                             --------------------------------------
       (a)           (b)        ( c)         (d)          (e)           (f)          (g)          (h)           (i)
------------------ --------- ------------ ----------- ------------- ------------ ------------- ------------ -------------
                                                         Other                    Securities                    All
Name and                                                 Annual     Restricted    Underlying      LTIP         Other
Principal                                              Compensa-       Stock       Options/      Payouts     Compensa-
Position            Year     Salary($)     Bonus($)     tion ($)     Award ($)       SARs          ($)          tion
------------------ --------- ------------ ----------- ------------- ------------ ------------- ------------ -------------
Hofman, Jean       1999      $80,000          0            0             0            0             0            0
  Pierre           1998      $51,000          0            0             0            0             0            0
Chairman, CEO &    1997      $51,000          0            0             0            0             0            0
Pres.
------------------ --------- ------------ ----------- ------------- ------------ ------------- ------------ -------------

         Directors are not compensated for acting in their capacity as directors. Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.

         There are no employment agreements between us and any of our executive officers. (See "Part 1. Item 1. Description of Business; Risk Factors-Dependence on Key Personnel.")

         For further information concerning warrants owned by executive officers, directors and employees See: "Part II. Item 4. Recent Sales of Unregistered Securities."

ITEM 7.        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the nine months ended September 30, 2000 there were no related party transactions.

         During the year ended December 31, 1999, we received $168,371 for consulting services from Sochrys B.V. and we incurred $84,000 of research and development costs under the contract with Servitel N.V. Sochrys B.V. and Servitel N.V. are controlled by Jean Pierre Hofman, one of our executive officers, directors and principal shareholders.

         During the year ended December 31, 1998, we received $310,666 for consulting services and we incurred $148,000 of research and development costs under the contract with Sochrys B.V.

                                     Pg. 33

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

         We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share. Each outstanding share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders.

         At present, the holders of our common stock

             - have equal ratable rights to dividends from funds legally available therefor, when, and if declared by our board of directors;

             - are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up of the affairs;

             - do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and

             - are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Preferred Stock

         We are authorized to issue 5,000,000 shares of preferred stock, $.001 par value per share, none of which have been issued as of the date of this registration statement. Our board of directors is empowered to determine the relative rights, privileges and obligations, including

             -    voting rights,
             -    dividend rights,
             -    conversion features and
             -    liquidation preferences

of holders of the preferred stock without shareholder approval.

                                     Pg. 34

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         (a) Marketing Information -- The principal U.S. market in which our common stock, all of which are of one class, are traded or will trade is in the over-the-counter market. The stock was quoted on the OTC Bulletin Board under the symbol: "SOCH" until December 1, 1999, after which it became quotable on the Pink Sheets. Our stock is not traded or quoted on any automated quotation system.

         The following table sets forth the range of high and low bid and asked quotes of our common stock per quarter during the fiscal years ended December 31, 1998 and 1999 and the first three quarters of fiscal 2000 as reported by the OTC Bulletin Board. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessary represent actual transactions.

                                                  MARKET PRICE OF COMMON STOCK

                                                                  BID                                ASK
        QUARTER ENDING                                  HIGH              LOW              HIGH              LOW
                                                        ----              ---              ----              ---
        1998
        January 1 to March 31*                           n/b              n/b              0.625            0.625
        April 1 to June 30*                              n/b              n/b              0.625            0.625
        July 1 to September 30*                          n/b              n/b              0.625            0.625
        October 1 to December 31*                        n/b              n/b              0.625            0.625

        1999
        January 1 to March 31*                           0.01             0.001            1.00             0.25
        April 1 to April 6*                              0.01             0.01             1.00             1.00
        April 7 to June 30                               0.125            0.125           10.125           10.125
        July 1 to September 30                           5.625            0.125           10.125            3.375
        October 1 to December 31                         6.75             1.25             7.25             3.50

        2000
        January 1 to March 31                            7.25             2.75             7.75             4.00
        April 1 to June 30                               7.25             2.00             7.75             3.15
        July 1 to September 30                           5.80             3.00             6.125            3.25

                                     Pg. 35

* Prior to the one-for-300 reverse split of the issued and outstanding shares of common stock effected on April 6, 1999.

(b) Holders -- There were approximately 136 holders of record of our common stock as of November 27, 2000 inclusive of those brokerage firms and/or clearing houses holding our securities for their clientele, with each such brokerage house and/or clearing house being considered as one holder. The aggregate number of shares of common stock outstanding as of November 27, 2000 was 12,612,924 shares.

(c) Dividends - We have not paid or declared any dividends upon our common stock since inception and, by reason of its present financial status and its contemplated financial requirements, we do not contemplate or anticipate paying any dividends in the foreseeable future.

ITEM 2.        LEGAL PROCEEDINGS.

    We are not presently a party to any material litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Except as set out below, there have been no changes in or disagreements with accountants with respect to accounting and/or financial statements.

         On March 1, 2000, we dismissed Crouch, Bierwolf and Chisholm as our certifying accountant and on March 1, 2000, we retained KPMG LLP as our certifying accountant. Crouch's reports on our financial statements for the three months ended March 31, 1999 and the fiscal years ended December 31, 1998 and 1997 did not contain an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles.

         The decision to engage KPMG as set forth above and to dismiss Crouch was approved by our board of directors.

         In connection with the audits of our financial statements for the three months ended March 31, 1999 and the fiscal years ended December 31, 1998 and 1997 and during the period commencing April 1, 1999 through February 29, 2000, there were no disagreements with Crouch on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Crouch, would have caused them to make reference to the subject matter of the disagreement in connection with its report.

         On March 1, 2000, our subsidiary, Graph-O-Logic S.A., dismissed Fiduciaire Bujard as its certifying accountant and on March 1, 2000, Graph-O-Logic S.A. retained KPMG LLP as its certifying accountant. Fiduciaire Bujard's reports on Graph-O-Logic S.A.'s financial statements for the fiscal years ended December 31, 1998, 1997 and 1996 did not contain an adverse opinion


                                     Pg. 36
or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles.

         The decision to engage KPMG as set forth above and to dismiss Fiduciaire Bujard was approved by the board of directors of Graph-O-Logic S.A.

         In connection with the audits of the financial statements of Graph-O-Logic S.A. for the fiscal years ended December 31, 1998, 1997 and 1996, and during the period commencing January 1, 1999 through February 29, 2000, there were no disagreements with Fiduciaire Bujard on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Fiduciaire Bujard, would have caused them to make reference to the subject matter of the disagreement in connection with its report.

         On March 1, 2000, the Company's subsidiary, Sochrys Technologies S.A., dismissed Fiduciaire Bujard as its certifying accountant and on March 1, 2000, Sochrys Technologies S.A. retained KPMG LLP as its certifying accountant. Although Fiduciaire had been appointed the certifying accountant for Sochrys Technologies S.A., no reports have been prepared to date as Sochrys Technologies S.A. was incorporated August 23, 1999.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the period August 3, 1999 through December 31, 1999, we issued an aggregate of 395,000 shares pursuant to the exercise of 395,000 Series A warrants at an exercise price of $2.00 per warrant.

         During the period January 1, 2000 through November 24, 2000, we issued an aggregate of 620,000 shares pursuant to the exercise of 620,000 Series A Warrants at an exercise price of $2.00 per share.

         In August 1999, we issued an aggregate of 8,459,000 shares of our common stock and 2,000,000 common stock purchase warrants to purchase 100% of the issued and outstanding shares of Graph-O-Logic, S.A.'s common stock pursuant to Section 4(2) of the Act. Jean Pierre Hofman, the record holder of 99 common shares and Andre Hensler, the record holder of 1 common share, held these common shares for beneficial owners. On completion of our acquisition of Graph-O-Logic S.A., these beneficial owners took title to the common stock and Series A and Series C warrants as disclosed in the table below.


                                     Pg. 37

                                                                SERIES A
         BENEFICIAL OWNER                   COMMON              WARRANTS          SERIES C WARRANTS
        (NON U.S. PERSONS)                  SHARES              @ $2.00                @ $5.00
Waycross Corp.                            3,400,000                   --                     --
Valdosta Corp.                            2,400,000                   --                     --
G.C. Payne                                  350,000              350,000                325,000
Insight                                     350,000              300,000                350,000
VMX                                         350,000              350,000                325,000
Wind Star Corp.                             659,000                   --                     --
                                          ---------            ---------              ---------
Total                                     8,459,000            1,000,000              1,000,000

         In August 1999, we also issued Series B warrants to purchase an aggregate of 730,000 shares of our common stock to certain directors, executive officers, employees and consultants in consideration for services rendered and to be rendered. These Series B warrants may be exercised at any time within four years from the date of issue at an exercise price of $3.00 and also carry cashless exercise provisions. The Series B warrants were issued pursuant to Regulation S under the Act.

         The following table lists the Series B warrants issued to directors, executive officers and employees:

     NAME                         NUMBER
     ----                         ------
     Andre Hensler                100,000
     Paul Claverie                100,000
     Antoine Veit                 100,000
     Andre Maisonneuve            20,000
     Suzette Cousineau            20,000

The remaining 390,000 Series B warrants are held by Capital House a Finance and Investment Corporation. We recorded an expense of $130,000 in the year ended December 31, 1999 related to the issuance of these warrants.

         In April 1999, we issued 3,000,000 shares of our common stock for an aggregate of $30,000 pursuant to Rule 504 of Regulation D under the Securities Act of 1933.

         In February 1999, we issued 91,667 shares of our common stock in exchange for certain mining rights pursuant to Section 4(2) of the Act.



                                     Pg. 38

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.7502 of the Nevada Revised Statutes contains various provisions entitling our directors, officers, employees or agents to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of an action or proceeding, whether civil, criminal, administrative or investigative, in which they may be involved by reason of being or having been a director, officer, employee or agent of ours. To be indemnified, such persons must have acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests. With respect to any criminal action or proceeding, such persons must not have had any reasonable cause to believe that the conduct complained of was unlawful.

PART F/S

See our consolidated financial statements at the end of this registration statement.



                                     Pg. 39

                                    PART III


ITEMS 1 & 2.  Index to Exhibits and Description of Exhibits.

Exhibits

2.a.     Our Articles of Incorporation*
2.b.     Amendments to our Articles of Incorporation*
2.c.     Our By-Laws*
2.d. Translation summary of material terms of Articles of Incorporation for Graph-O-Logic S.A.*
2.e.     Articles of Incorporation of Sochrys Technologies Inc.
2.f. Translation summary of material terms of Articles of Incorporation for Sochrys Technologies S.A.*
3.a.     Text of Common Stock Certificate*
4.a.     Text of Class A Warrants*
4.b.     Text of Class B Warrants*
4.c.     Text of Class C Warrants*
6.a.     Translation summary of Lease Agreement for Geneva Offices*
6.b. Consulting Agreement dated August 30, 1999 between us and Capital House A Finance and Investment Corporation.*

  *      Previously filed.


                                     Pg. 40

                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused amendment no. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SOCHRYS.COM INC


Dated: November 29 , 2000                           By:  s/Jean Pierre Hofman
                                                         Jean Pierre Hofman
                                                         Chief Executive Officer



                                     Pg. 41

                 Consolidated Condensed Financial Statements of



                                SOCHRYS.COM INC.

                        (A Development Stage Enterprise)



                      Nine Months ended September 30, 2000

                                                                                PAGE
                                                                                ----
Consolidated Condensed Balance Sheets September 30, 2000
and December 31, 1999                                                           F-2

Consolidated Condensed Statements of Operations for the six months ended
   September 30, 2000 and 1999 and the period from August 3, 1999
   to September 30, 2000                                                        F-3

Consolidated Condensed Statements of Cash Flows for the six months ended
   September 30, 2000 and 1999 and the period from August 3, 1999
   to September 30, 2000                                                        F-4

Notes to Consolidated Condensed Financial Statements                            F-5

                       SOCHRYS.COM, INC. AND SUBSIDIARIES
                         A DEVELOPMENT STAGE ENTERPRISE
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                   (UNAUDITED)

                                                                                SEPTEMBER 30             DECEMBER 31,
                                                                                    2000                     1999
                                                                                 -----------             -----------
                                 ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                        $    35,666             $   171,628
Other current assets                                                                  62,329                  12,833
                                                                                 -----------             -----------
         Total current assets                                                         97,995                 184,461

Fixed assets (at cost, net of accumulated amortization)                              241,423                 183,600
Cash pledged as collateral for operating lease                                       131,439                  26,928
                                                                                 -----------             -----------
         Total assets                                                            $   470,857             $   394,989
                                                                                 ===========             ===========

                    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities                                         $   557,426             $   141,637
12% demand notes payable                                                             585,000                     --
Due to a related party                                                                   --                    5,178
                                                                                 -----------             -----------
         Total current liabilities                                                 1,142,426                 146,815
                                                                                 -----------             -----------

         Total liabilities                                                         1,142,426                 146,815
                                                                                 -----------             -----------

SHAREHOLDERS' EQUITY:
Preferred stock, ($0.001 par value.)  Authorized 5,000,000 shares;
 Issued and outstanding nil shares at September 30, 2000 and nil shares at December 31, 1999
Common stock, ($0.001 par value.) Authorized 50,000,000 shares;
 Issued and outstanding  12,612,924 shares at September 30, 2000 and
 11,992,924 shares at December 31, 1999                                               12,612                  11,992
Additional paid in capital                                                         2,131,257                 953,877
Accumulated other comprehensive income (loss)                                        (23,006)                  4,411
Deficit accumulated during the development stage                                  (2,813,736)               (743,410)
Retained earnings prior to entering development stage                                 21,304                  21,304
                                                                                 -----------             -----------

         Total shareholders' equity                                                 (671,569)                248,174
                                                                                 -----------             -----------


Total liabilities and shareholders' equity                                       $   470,857             $   394,989
                                                                                 ===========             ===========

See accompanying notes to unaudited interim period consolidated condensed financial statements.

                       SOCHRYS.COM, INC. AND SUBSIDIARIES
                         A DEVELOPMENT STAGE ENTERPRISE
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000
         AND THE PERIOD FROM AUGUST 3, 1999 THROUGH SEPTEMBER 30, 2000
                                  (UNAUDITED)

                                                                          NINE MONTHS                           PERIOD FROM
                                                                             ENDED                           AUGUST 3, 1999 TO
                                                                          SEPTEMBER 30,                         SEPTEMBER 30,
                                                                  2000                    1999                  2000 (NOTE 1)
                                                              ------------             ------------             ------------
 Revenues
  Consulting revenues                                         $       --               $    169,753             $       --
  Software revenues                                                   --                       --                       --
                                                              ------------             ------------             ------------
Total Revenues                                                        --                    169,753                     --

Operating expenses (income):
  Research and development                                       1,242,263                  201,721                1,516,621
  General and administrative (note 1)                              728,579                    9,071                1,156,950
  Interest and foreign currency translations gains                  13,564                    5,521                   27,738
  Amortization                                                      85,920                   35,349                  112,247
                                                              ------------             ------------             ------------
                                                                 2,070,326                  251,662                2,813,736

Net loss                                                      $ (2,070,326)            $    (81,909)            $ (2,813,736)
                                                              ============             ============             ============

Basic net loss per share                                      $      (0.17)            $      (0.01)            $      (0.29)
                                                              ============             ============             ============

Weighted average number of common shares
outstanding during period                                       12,730,543                8,459,000                9,633,165
                                                              ============             ============             ============

See accompanying notes to unaudited interim period consolidated condensed financial statements.

                       SOCHRYS.COM, INC. AND SUBSIDIARIES
                         A DEVELOPMENT STAGE ENTERPRISE
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000
             AND THE PERIOD FROM AUGUST 3, 1999 ENDED SEPTEMBER 30,
                                  (UNAUDITED)

                                                                                                             PERIOD FROM
                                                                                   NINE                       AUGUST 3,
                                                                                  MONTHS                       1999 TO
                                                                                  ENDED                       SEPTEMBER
                                                                               SEPTEMBER 30,                   30, 2000
                                                                         2000                1999              (NOTE 1)
                                                                      -----------         -----------         -----------
Net loss                                                              $(2,070,326)        $   (81,909)        $(2,813,736)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH USED IN
Operating activities:
Amortization of fixed assets                                               85,920              35,349             112,427
Consulting fees                                                              --                                   130,000
Increase (decrease) in cash resulting from changes in:
Current assets                                                            (49,496)             39,802             (62,329)
Accounts payable and accrued liabilities                                  410,610               4,501             533,648
                                                                      -----------         -----------         -----------

Net cash used in operating activities                                  (1,623,292)             (2,257)         (2,099,990)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets                                                (143,742)               --              (271,262)
Cash pledged as collateral for operating lease                           (104,511)               --              (131,439)
                                                                      -----------         -----------         -----------

Net cash used in investing activities                                    (248,253)               --              (402,701)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from demand notes                                                585,000                --               585,000
Issuance of common shares                                               1,240,000              30,000           2,030,000
Share issuance costs                                                      (62,000)               --               (96,750)
                                                                      -----------         -----------         -----------
Net cash provided by financing activities                               1,763,000              30,000           2,518,250
  Effects of exchange rates on cash and cash equivalents                  (27,417)               --               (14,692)
                                                                      -----------         -----------         -----------
  Net Increase (decrease) in cash and cash equivalents                   (135,962)             27,743                 867
Cash and cash equivalents:
Beginning of period                                                       171,628               7,056              34,799
                                                                      -----------         -----------         -----------
End of Period                                                         $    35,666         $    34,799         $    35,666
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
     Interest                                                         $      --           $      --                   $--
     Income taxes                                                     $      --           $      --                   $--

See accompanying notes to unaudited interim period consolidated condensed financial statements

                       SOCHRYS.COM, INC. AND SUBSIDIARIES
                         A DEVELOPMENT STAGE ENTERPRISE
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                  for the nine months ended September 30, 2000
                                   (Unaudited)

SOCHRYS.com Inc. (the "Company") was incorporated in the State of Nevada on April 12, 1989 as CCC Funding Corp. The Company went through several name changes before being renamed SOCHRYS.com Inc on August 9, 1999.

1. Basis of Presentation

       The accompanying consolidated condensed financial statements include the accounts of Sochrys.com, Inc. and its wholly owned subsidiaries (collectively, the "Company") after elimination of all significant intercompany balances and transactions. The financial statements have been prepared in conformity with generally accepted accounting principles in the United States which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management has based its assumptions and estimates on the facts and circumstances currently known, final amounts may differ from such estimates.

       The interim financial statements contained herein are unaudited but, in the opinion of management, include all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the financial position and results of operations of the Company for the periods presented. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the operating results for the full fiscal year ending December 31, 2000. Moreover, these financial statements do not purport to contain complete disclosure in conformity with generally accepted accounting principles used in the United States and should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1999 included herewith.

       Since August 3, 1999, the efforts of the Company have been devoted to the development of a high speed, highly secure method of transacting business using the internet. As of the date of these financial statements, no software applications were ready for commercial use. Prior to August 3, 1999, the Company provided consulting services for web site implementation, multimedia CD design, computer graphic publication, as well as implementation of dedicated software solutions used in connection with the French Minitel and the internet, and was an active operating company which had commenced principal operations in 1995. As at August 3, 1999, the Company commenced development on activities unrelated to the business operations occurring prior to that date. Since August 3, 1999, substantially all of the Company's efforts have been directed towards the development of this new business. Accordingly, August 3, 1999 has been identified as the commencement of the development stage and these consolidated financial statements present cumulative from inception of the development stage financial information in the consolidated statements of operations and cash flows. As the Company was not in the development stage prior to August 3, 1999, the cumulative from inception information excludes the operating results and cash flows of the Company for this period.

       In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income" ("FAS 130"), which established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income (or loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the nine months ended September 30, 2000 the Company's comprehensive loss was $2,120,313.

       In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is not a party to any transactions that are contemplated by FAS 133.

2.                FOREIGN CURRENCY TRANSLATION

       The reporting currency for the financial statements of the Company is the United States dollar. The functional currency for the Company's wholly owned subsidiaries, Graph-O-Logic S.A. and Sochrys Technologies S.A. is the Swiss franc. Accordingly, these subsidiaries assets and liabilities are included in the financial statements by translating them in the reporting currency at the exchange rates applicable at the end of the reporting period. The statements of operations and cash flows are translated at the average monthly exchange rates during the reporting period. Translation gains or losses are accumulated as a separate component of shareholders' equity. Currency transaction gains or losses arising from transactions in currencies other than the Swiss franc are included in the statement of operations for each period.

3.                RELATED PARTY TRANSACTIONS

       During the nine months ended September 30, 1999 the Company performed consulting services to a related party, generating $169,753 in revenue. This amounts was receivable at September 30, 1999. There were no such services during the nine months ended September 30, 2000.

4.                COMMON STOCK TRANSACTIONS

       During the nine months ended September 30, 2000 the Company issued 620,000 shares of its common stock as a result of the exercise of 620,000 Series 'A' warrants. The Series 'A' warrant exercise price is $2.00 per common share.

                      Consolidated Financial Statements of



                                SOCHRYS.COM INC.

                        (A Development Stage Enterprise)



                          Year ended December 31, 1999


                                                                                  PAGE
                                                                                  ----
Auditors' Report to the Board of Directors                                        F-9

Consolidated Balance Sheet December 31, 1999 and 1998                             F-10

Consolidated Statement of Operations, years ended
December 31, 1999 and 1998 and for the period from
August 3 1999 to December 31, 1999                                                F-11

Consolidated Statement of Changes in Shareholders' Equity
(Deficit) and Comprehensive Loss                                                  F-12

Consolidated Statement of Cash Flows, years ended December 31, 1999 and 1998 and
for the period from August 3, 1999 to December 31, 1999                           F-13

Notes to Consolidated Financial Statements                                        F-14

AUDITORS' REPORT TO THE BOARD OF DIRECTORS


We have audited the accompanying consolidated balance sheets of SOCHRYS.com Inc. and subsidiaries (a Development Stage Enterprise) as of December 31, 1999 and 1998 and the related consolidated statements of operations, changes in shareholders' equity (deficit) and comprehensive income (loss) and cash flows for the years then ended and the period from August 3, 1999 to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SOCHRYS.com Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended and the period from August 3, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, all of the Company's revenues have come from sales of services to related parties and its economic viability is dependent on its ability to finalize its principal products, generate future external sales and finance future operational expenses that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



KPMG LLP

Chartered Accountants


Ottawa, Canada

April 26, 2000

SOCHRYS.COM INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets

December 31, 1999, with comparative figures for 1998
(In U.S. dollars)

                                                                                      1999                  1998
                                                                                    ---------             ---------
ASSETS

Current assets:
     Cash and cash equivalents                                                      $ 171,628             $   7,056
     Prepaid expenses                                                                  12,833                  --
     Accounts receivable                                                                 --                  39,800
                                                                                    ---------             ---------
                                                                                      184,461                46,856

Cash pledged as collateral for operating lease                                         26,928                  --

Fixed assets (note 4)                                                                 183,600                59,147
                                                                                    ---------             ---------
                                                                                    $ 394,989             $ 106,003
                                                                                    =========             =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                               $  41,643             $   1,351
     Accrued liabilities                                                               99,994                 1,379
     Due to a related party (note 5)                                                    5,178                  --
                                                                                    ---------             ---------
                                                                                      146,815                 2,730

Shareholders' equity (note 6):
     Preferred stock ($0.001 par value.  Authorized 5,000,000 shares;
       Issued and outstanding nil shares in 1999 and nil shares in 1998)                 --                    --
     Common stock ($0.001 par value.  Authorized 50,000,000 shares;
       Issued and outstanding 11,992,924 shares in 1999 and
       8,459,000 shares in 1998)                                                       11,992                 8,459
     Additional paid-in capital                                                       953,877                72,160
     Accumulated other comprehensive income (loss)                                      4,411                (7,426)
     Deficit accumulated during the development stage                                (743,410)               30,080
     Retained earnings prior to entering development stage                             21,304                  --
                                                                                    ---------             ---------
                                                                                      248,174               103,273

Commitments and contingencies (note 12)
                                                                                    ---------             ---------
                                                                                    $ 394,989             $ 106,003
                                                                                    =========             =========

See accompanying notes to consolidated financial statements.

SOCHRYS.COM INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations

Year ended December 31, 1999, with comparative figures for 1998
(In U.S. dollars)

                                                                                                      Period from
                                                                                                        August 3,
                                                                                                          1999 to
                                                                                                     December 31,
                                                         1999                    1998                        1999
                                                      -----------             -----------             -----------
Consulting revenues (note 5)                          $   168,371             $   310,666             $      --

Cost of consulting revenues (note 5)                       84,000                 148,000                    --
                                                      -----------             -----------             -----------
                                                           84,371                 162,666                    --

Expenses:
     Research and development                             327,517                 119,135                 274,358
     General and administrative (note 7)                  429,835                   3,238                 428,371
     Amortization                                          58,696                  15,522                  26,507
                                                      -----------             -----------             -----------
                                                          816,048                 137,895                 729,236

                                                      -----------             -----------             -----------
Operating earnings (loss)                                (731,677)                 24,771                (729,236)

Other income (expenses):
     Interest                                              (5,461)                   (825)                    874
     Other                                                (15,048)                    536                 (15,048)
                                                      -----------             -----------             -----------
                                                          (20,509)                   (289)                (14,174)

                                                      -----------             -----------             -----------
Earnings (loss) before income taxes                      (752,186)                 24,482                (743,410)

Income tax expense (note 11)                                 --                    (2,823)                   --

                                                      -----------             -----------             -----------
Net earnings (loss)                                   $  (752,186)            $    21,659             $  (743,410)
                                                      ===========             ===========             ===========

Net earnings (loss) per common share
   - basic and diluted (note 8)                       $     (0.08)            $      --

Weighted average common shares outstanding              9,843,135               8,459,000
                                                      ===========             ===========

See accompanying notes to consolidated financial statements.

SOCHRYS.COM INC.
(A Development Stage Enterprise)
Consolidated Statements of Changes in Shareholders' Equity (Deficit) and Comprehensive Loss

Year ended December 31, 1999, with comparative figures for 1998
(In U.S. dollars)

                                                                        Retained
                                                                        Earnings       Deficit
                                                                        Prior to     Accumulated   Accumulated
                                        Common Stock    Additional      Entering       During         Other
                                           Amount         Paid-in     Development    Development    Comprehen-
                             Number                       Capital        Stage          Stage       sive Loss        Total
-------------------------- ------------ -------------- -------------- ------------- -------------- ------------- --------------
Balances at January 1,      8,459,000       $8,459        $72,160         $8,421        $    -       $(13,095)      $75,945
1998 (note 3)
Comprehensive income:
   Net earnings                     -            -              -         21,659             -              -        21,659
   Currency translation
     Adjustment                     -            -              -              -             -          5,669         5,669
-------------------------- ------------ -------------- -------------- ------------- -------------- ------------- --------------
Comprehensive income                                                           -                            -        27,328

-------------------------- ------------ -------------- -------------- ------------- -------------- ------------- --------------
Balances at December
31, 1998                    8,459,000        8,459         72,160         30,080             -         (7,426)      103,273
Reverse acquisition
(note 3)                    3,152,924        3,153         26,847              -             -              -        30,000
Fair value of warrants
  issued to unrelated
  parties (note 7)                  -            -        130,000              -             -              -       130,000
Shares issued for
  Warrants                    380,000          380        759,620              -             -              -       760,000
Shares issuance costs               -            -        (34,750)             -             -              -       (34,750)
Comprehensive income:
   Net Loss                         -            -              -         (8,776)     (743,410)             -      (752,186)
   Currency translation
     Adjustment                     -            -              -              -             -         11,837        11,837
-------------------------- ------------ -------------- -------------- ------------- -------------- ------------- --------------
   Comprehensive loss                                                                                              (740,349)

-------------------------- ------------ -------------- -------------- ------------- -------------- ------------- --------------
Balances as of
December 31, 1999          11,992,924      $11,992       $953,877        $21,304     $(743,410)        $4,411      $248,174

See accompanying notes to consolidated financial statements.

SOCHRYS.COM INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows

Year ended December 31, 1999, with comparative figures for 1998
(In U.S. dollars)

                                                                                                                 Period from
                                                                                                                   August 3,
                                                                                                                     1999 to
                                                                                                                December 31,
                                                                          1999                  1998                    1999
                                                                       ---------             ---------             ---------
Cash flows from operating activities:
     Net earnings (loss)                                               $(752,186)            $  21,659             $(743,410)
     Items not involving cash:
         Amortization of fixed assets                                     58,696                15,522                26,507
         Consulting fees (note 7)                                        130,000                  --                 130,000
     Increase (decrease) in cash resulting from changes in:
         Accounts receivable                                              39,520                14,774                  --
         Prepaid expenses                                                (12,833)                1,465               (12,833)
         Accounts payable                                                144,641                 2,140                23,044
         Accrued liabilities                                                --                     207                99,994
                                                                       ---------             ---------             ---------
     Net cash used in operating activities                              (392,162)               55,767              (476,698)

Cash flows from investing activities:
     Purchase of fixed assets                                           (189,348)              (67,495)             (127,520)
     Cash pledged as collateral for operating lease                      (26,928)                 --                 (26,928)
                                                                       ---------             ---------             ---------
     Net cash used in investing activities                              (216,276)              (67,495)             (154,448)

Cash flows from financing activities:
     Issuance of common shares                                           790,000                  --                 790,000
     Share issuance costs                                                (34,750)                 --                 (34,750)
                                                                       ---------             ---------             ---------
     Net cash provided by financing activities                           755,250                  --                 755,250

Effects of exchange rates on cash and
   cash equivalents                                                       17,760                (3,496)               12,725
                                                                       ---------             ---------             ---------
Net increase (decrease) in cash and
   cash equivalents                                                      164,572               (15,224)              136,829

Cash and cash equivalents, beginning of period                             7,056                22,280                34,799
                                                                       ---------             ---------             ---------
Cash and cash equivalents, end of period                               $ 171,628             $   7,056             $ 171,628
                                                                       =========             =========             =========

Supplemental disclosures of cash flow information:
Cash paid during the year for:
     Interest                                                          $    --               $    --
     Income taxes                                                           --                   2,823
                                                                       =========             =========

See accompanying notes to consolidated financial statements.

SOCHRYS.COM INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Year ended December 31, 1999
(In U.S. dollars)


1.   GENERAL:

     SOCHRYS.com Inc. (the "Company") was incorporated in the State of Nevada on April 12, 1989 as CCC Funding Corp. The Company went through several name changes before being renamed to SOCHRYS.com Inc on August 9, 1999.

     Since August 3, 1999, the efforts of the Company have been devoted to the development of a high speed, highly secure method of transacting business using the internet. As of the date of these financial statements, no software applications were ready for commercial use. Prior to August 3, 1999, the Company provided consulting services for web site implementation, multimedia CD design, computer graphic publication, as well as implementation of dedicated software solutions used in connection with the French Minitel and the internet, and was an active operating company which had commenced principal operations in 1995. As at August 3, 1999, the Company commenced development on activities unrelated to the business operations occurring prior to that date. Since August 3, 1999, substantially all of the Company's efforts have been directed towards the development of this new business. Accordingly, August 3, 1999 has been identified as the commencement of the development stage and these consolidated financial statements present cumulative from inception of the development stage financial information in the consolidated statements of operations and cash flows. As the Company was not in the development stage prior to August 3, 1999, the cumulative from inception information excludes the operating results and cash flows of the Company for this period.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the accounts of Sochrys.com Inc. and its wholly-owned subsidiaries, Sochrys Technologies Inc., Graph-O-Logic S.A. and Sochrys Technologies S.A.

         The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred a loss of $752,186 for the year and has incurred negative cash flow from operations of $392,162. In addition, all of the Company's revenues were generated from sales to related parties which no longer exist since the Company has reentered the development stage. The Company expects to continue to incur operating losses for the foreseeable future.

         The Company expects to incur research and development expenditures of approximately $1,500,000 for the year ending December 31, 2000 and anticipates further growth in operations, infrastructure and personnel. The Company also anticipates growth in operating expenses to support its growth plans. The Company currently has no lines of credit or other financing facilities in place. In the event the Company cannot raise the funds necessary to fund its research and development activities, it will reduce its activities.

         All of the factors above raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address these issues include continuing to raise capital through the private placement of equity. Until such time as the Company generates sufficient revenues from the licensing of their software applications, they will continue to be dependent on raising substantial amounts of additional capital through any one of a combination of debt offerings or equity offerings, including but not limited to debt instruments, including demand notes; private placements of common stock; exercise of Series 'B' warrants at an exercise price of $3.00 per share; exercise of Series 'C' warrants at an exercise price of $5.00 per share; or funding from potential clientele or future industry partners. In addition, the Company currently is in technical discussions with prospective customers for the licensing and joint marketing and distribution of the product. The largest expense to the Company is compensation costs. As such, the management is proposing to implement an Employee Stock Option Plan to attract and maintain quality employees and lower cash compensation costs.

         The Company's ability to continue as a going concern is subject to management's ability to successfully implement the above plans. Failure to implement these plans could have a material adverse effect on the Company's position and or results of operations and may necessitate a reduction in operating activities. The consolidated financial statements do not include adjustments related to the ultimate resolution of this uncertainty.

         The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down is charged to the statement of operations.

         In the longer term, the Company cannot be certain that cash generated from its future operations will be sufficient to satisfy its liquidity requirements and it may need to continue to raise capital by selling additional equity or by obtaining credit facilities. The Company's future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its software, the level of its promotional activities and advertising required to support its software. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favourable to the Company.

     (b) Principles of consolidation:

         The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated

     (c) Cash and cash equivalents:

         Cash and cash equivalents include liquid investments with original maturity dates of three months or less.

     (d) Fixed assets:

         Fixed assets are stated at cost less accumulated amortization. Amortization is charged on a straight-line basis over the estimated useful lives of the assets as follows:

         Asset                                                        Useful life
         -----                                                        -----------
         Furniture and equipment                                          3 years
         Personal computers and purchased computer software               3 years

         The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down is charged to the statement of operations.


     (e) Income taxes:

         Deferred income taxes are determined using the liability method, whereby deferred income tax is recognized on temporary differences using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences between the carrying values of assets or liabilities used for tax purposes and those used for financial reporting purposes arise in one period and reverse in one or more subsequent periods. In assessing the realizability of deferred tax assets, management considers known and anticipated factors impacting whether some portion or all of the deferred tax assets will not be realized. To the extent that the realization of deferred tax assets is not considered to be more likely than not, a valuation allowance is provided.

     (f) Research and development:

         Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completion of a working model of the Company's product has not occurred. As a result, the Company has not capitalized any software development costs

     (g) Foreign currency translation:

         The reporting currency for the financial statements of the Company is the United States dollar. The functional currency for the Company's wholly-owned subsidiaries, Graph-O-Logic S.A. and Sochrys Technologies S.A. is the Swiss franc. Accordingly, their assets and liabilities are included in the financial statements by translating them into the reporting currency at the exchange rates applicable at the end of the reporting period. The statements of operations and cash flows are translated at the average monthly exchange rates during the year. Translation gains or losses are accumulated as a separate component of shareholders' equity. Currency transaction gains or losses arising from transactions in currencies other than the Swiss franc are included in the statement of operations for each period.

     (h) Revenue recognition:

         Consulting revenue, which includes revenue earned on a time and materials basis, is recognized on a percentage of completion basis as services are delivered.

     (i) Comprehensive income:

         The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS No. 130 established standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) consists of net earnings and currency translation adjustments and is presented in the statement of changes in shareholders' equity and comprehensive income. The statement requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations.

     (j) Stock option plan:

         The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock issued to employees and directors exceeded the exercise price.

         Options issued to unrelated parties are recorded at fair value as prescribed by SFAS 123, Accounting for Stock-Based Compensation.

     (k) Use of estimates:

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

3.   REVERSE ACQUISITION:

     Effective August 3, 1999, the Company acquired 100% of the issued and outstanding shares of Graph-O-Logic. This transaction has been treated as a recapitalization of SOCHRYS by Graph-O-Logic, effectively as if Graph-O-Logic had issued shares for consideration equal to the net monetary assets of SOCHRYS.

     Under this accounting, the consolidated financial statements of the entity are considered a continuation of the financial statements of Graph-O-Logic. As such, the net assets of Graph-O-Logic have remained at their carrying value and the net assets of SOCHRYS.com Inc. have been recorded at their fair value. In addition, the comparative figures reflect the results of operations of Graph-O-Logic for the fiscal year ended December 31, 1998.

     The fair value of the assets and liabilities of SOCHRYS.com Inc. acquired were as follows:

     Cash                                              $      30,000
                                                       =============
     Consideration given:
         Issuance of 3,153,924 common shares           $      30,000
                                                       =============

4.   FIXED ASSETS:

                                                                              1999                1998
                                  --------------------------------------------------------------------
                                                    Accumulated           Net book            Net book
                                    Cost            amortization           value               value
                                  --------            --------            --------            --------
     Furniture and
       equipment                  $ 99,952            $ 13,825            $ 86,127            $   --
     Computer hardware
       and software                186,869              89,396              97,473              59,147
                                  --------            --------            --------            --------
                                  $286,821            $103,221            $183,600            $ 59,147
                                  ========            ========            ========            ========

     Cost and accumulated amortization at December 31, 1998 amount to $97,813 and $44,524 respectively.

5.   TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

     The amount due to a related party is due to an officer of the Company and has no terms of repayment. Subsequent to year end, this amount was repaid.

     Included in the statement of operations are the following amounts with respect to transactions with shareholders or related companies.

                                                1999                1998
                                            --------            --------
     Consulting services                    $168,371            $310,666
     Cost of consulting services              84,000             148,000
                                            ========            ========

     Transactions with related parties consist primarily of the provision of consulting services to Sochrys B.V. and consulting services from Servitel N.V., entities under common control.

6.   SHARE CAPITAL:

     Prior to the acquisition (note 3), the Company effected a reverse split of its issued and outstanding common shares on a one-for-300 basis.

     The share capital and additional paid-in-capital have been restated to reflect the reverse split as if it had occurred on January 1, 1998.

7.   WARRANTS:

     During the year, the Company issued 1,000,000 Series A warrants to purchase 1,000,000 common shares at an exercise price of $2 per share. The Series A warrants expire August 31, 2003. During the year, 380,000 warrants were exercised for 380,000 common shares.

     In addition, the Company issued 340,000 Series B warrants to directors, officers and employees and 390,000 Series B warrants to unrelated parties to purchase a total of 730,000 common shares at an exercise price of $3 per share for services rendered and to be rendered. The Series B warrants are exercisable at any time and expire August 31, 2003. No compensation expense was recognized for the Class B warrants issued to directors, officers and employees as the exercise price was greater than their fair market value at the time. 1,000,000 Series C warrants to purchase 1,000,000 common shares were also issued at an exercise price of $5 per share. The Series C warrants expire August 31, 2003. At December 31, 1999, none of the Series B or C warrants had been exercised.

     Subsequent to year-end, an additional 350,000 Series A warrants were exercised for 350,000 common shares.

     Included in general and administrative expenses is $130,000 (1998 - $nil) of consulting fees which represents the fair value of the Series B warrants granted to unrelated parties and accounted for in accordance with SFAS No. 123.

     The Company applies APB Opinion No. 25 in accounting for warrants issued to directors, officers and employees and, accordingly, no compensation cost has been recognized for these warrants in the financial statements. Had the Company determined compensation costs based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings
     (loss) and basic net earnings (loss) per share would have been reduced to the pro forma amounts indicated below.

                                                                                     1999                 1998
                                                                            -------------        -------------
     Net earnings (loss)   As reported                                      $    (752,186)       $      21,659
                           Pro forma                                             (867,186)              21,659

     Net earnings (loss) per common share - basic and diluted
                           As reported                                      $      (0.08)                 -
                           Pro forma                                               (0.09)                 -
                                                                            -------------        -------------

 8.  NET EARNINGS (LOSS) PER SHARE:

     The net earnings (loss) per common share is presented in accordance with the Statement of Financial Accounting Standards No. 128, Earnings per Share. As the Company incurred a net loss during the year ended December 31, 1999, the loss per common share is based on the weighted average common shares outstanding. At December 31, 1998, there were no instruments outstanding that could dilute basic earnings per share.

     The following outstanding instruments could potentially dilute basic earnings per share in the future:

                                                       1999                 1998
--------------------------------------------------------------------------------
     Series A warrants                              620,000                 -
     Series B warrants                              730,000                 -
     Series C warrants                            1,000,000                 -
--------------------------------------------------------------------------------

9.   FINANCIAL INSTRUMENTS:

     The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and due to a related party approximates fair value due to the short maturity of these instruments.

10.  BENEFIT PLANS:

     The Company maintains a defined contribution pension plan for the benefits of its employees. This plan is maintained by an insurance company, and provides for benefit payments in the event of covered individual death, or invalidity.

     Company payments to the plan are determined and funded annually based upon the terms of the plan. Contributions under this plan amounted to $19,230 and $11,082, in 1999 and 1998, respectively.

11.  INCOME TAXES:

     Income tax expense attributable to income (loss) from continuing operations was $Nil and $2,823 for the years ended December 31, 1999 and 1998, respectively, and differed from the amounts computed by applying the U.S., federal income tax rate of 35% to pretax income from continuing operations as a result of the following:

                                                                                     1999                 1998
                                                                               ---------             ---------
     Income tax expense (recovery) based on "expected" tax recovery            $(217,765)            $   8,569
     Unrecognized loss carryforwards resulting
       in a change in the valuation allowance                                    217,765                  --
     Foreign rate differences                                                       --                  (5,746)
                                                                               ---------             ---------
                                                                               $    --               $   2,823
                                                                               ---------             ---------

     The tax effects of temporary differences that give rise to significant components of deferred tax assets include the following at December 31, 1999 and 1998:

                                                                                 1999              1998
                                                                            -------------        ---------
     Gross deferred tax assets being net operating
       loss carryforwards                                                   $     217,765        $        -
     Valuation allowance                                                         (217,765)                -
                                                                            -------------        ----------
                                                                            $        -           $        -
                                                                            =============        ==========

12.  COMMITMENTS AND CONTINGENCIES:

     The Company leases equipment and office space under operating leases. The future minimum lease payments under non-cancelable operating leases are as follows at December 31, 1999.

     2000                                                   $     145,000
     2001                                                         140,000
     2002                                                         140,000
                                                            -------------
                                                            $     425,000
                                                            =============

Rent expense for 1999 was $31,222 (1998 - $1,188).